NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Corporation”) will be held in Room 105 at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Canada on Monday, April 14, 2003 at 9.30 a.m. (Toronto time) for the following purposes:

(a) to elect directors;

(b) to appoint auditors; and

(c) to transact such other business as may properly come before the meeting.

By Order of the Board,

Bradley P. Martin
Vice President and
Corporate Secretary

Toronto, March 3, 2003

        If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Reference is made to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

MANAGEMENT PROXY CIRCULAR

Voting Shares and Principal Holders Thereof

The Corporation has outstanding 13,382,518 subordinate voting shares and 1,548,000 multiple voting shares. Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares.

Each holder of subordinate voting shares or multiple voting shares of the Corporation of record at the close of business on March 3, 2003 (the “record date” established for notice of the meeting and for voting in respect of the meeting) will be entitled to vote at the meeting or any adjournment thereof, either in person or by proxy. Shareholders representing in person or by proxy at least 15% of the outstanding shares of the Corporation constitute a quorum at any meeting of shareholders.

The Sixty Two Investment Company Limited (“Sixty Two”) owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares, representing 53.8% of the total votes attached to all classes of shares of the Corporation (100% of the total votes attached to the multiple voting shares and 0.4% of the total votes attached to the subordinate voting shares). V. Prem Watsa, the Chairman and a director of the Corporation, controls Sixty Two and himself beneficially owns an additional 227,886 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares. These shares, together with the shares owned directly by Sixty Two, represent 54.6% of the total votes attached to all classes of shares of the Corporation (100% of the total votes attached to the multiple voting shares and 2.1% of the total votes attached to the subordinate voting shares). To the knowledge of the directors and officers of the Corporation, there are no other persons who beneficially own (directly or indirectly) or exercise control or direction over more than 10% of the votes attached to any class of shares of the Corporation, except that, according to the Corporation’s best information, Southeastern Asset Management, Inc. owns or controls 19.8% of the subordinate voting shares of the Corporation.

Annual Report

A copy of the Corporation’s Annual Report including the financial statements of the Corporation and the notes thereto for the year ended December 31, 2002 is enclosed. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

Copies of the Corporation’s latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of the Corporation for 2002 together with the report of the auditors thereon, management’s discussion and analysis of the Corporation’s financial condition and results of operations for 2002, any interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s 2002 fiscal year and this circular are available upon request from the Secretary of the Corporation (without charge to securityholders of the Corporation); most of them are also available on the Corporation’s website (www.fairfax.ca).

Election of Directors

A board of four directors is to be elected at the meeting to serve until the next annual meeting. Unless otherwise directed, proxies in the enclosed form will be voted for the election of the nominees named below. However, in case any of the nominees should become unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion in selecting a substitute. The following information is submitted with respect to the nominees for director:

		Ownership or control over voting securities (subordinate
		voting or common shares, unless otherwise noted) of
Names of nominees, offices		the Corporation		Lindsey Morden	Odyssey Re
held in the Corporation				Group Inc.	Holdings Corp.
(or significant affiliates)	Director			(a subsidiary of	(a subsidiary of
and principal occupations	since			the Corporation)	the Corporation)
FRANK B. BENNETT* President, Artesian Management, Inc. (private equity investment company)	—	345		0	0

ANTHONY F. GRIFFITHS* Independent Consultant and Corporate Director	2002	13,000		2,800	5,000

ROBBERT HARTOG* President, Robhar Investments Ltd. (private investment company)	1985	156,460	(1)	4,400	0

V. PREM WATSA Chairman and Chief Executive Officer of the Corporation; Vice President, Hamblin Watsa Investment Counsel Ltd.	1985	(2)		(3)	(4)

*	Denotes member of the Audit Committee (Mr. Bennett upon his election as a director).

(1)	Also exercises control or direction over an additional 10,000 subordinate voting shares of the Corporation.

(2)	Controls Sixty Two, which owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares of the Corporation, and himself beneficially owns an additional 227,886 and exercises control or direction over an additional 2,100 subordinate voting shares of the Corporation.

(3)	Through control of Sixty Two, controls the Corporation, which beneficially owns 2,172,829 multiple voting shares and 8,559,113 subordinate voting shares of Lindsey Morden, and himself beneficially owns 63,750 and exercises control or direction over an additional 2,500 subordinate voting shares of Lindsey Morden.

(4)	Through control of Sixty Two, controls the Corporation, which beneficially owns 52,364,400 common shares of Odyssey Re Holdings.

The presidency of Artesian Management has been Mr. Bennett’s principal occupation since 1988. Artesian Management, located in Minneapolis, MN, invests its own and third party capital primarily in technology, health care, financial services and consumer industries.

The information as to shares beneficially owned or controlled by each nominee, not being within the knowledge of the Corporation, has been furnished by such nominee.

Appointment of Auditors

Unless otherwise directed, proxies in the enclosed form will be voted for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting at a remuneration to be fixed by the directors of the Corporation. PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) have been the auditors of the Corporation since 1974. The resolution to appoint PricewaterhouseCoopers LLP as auditors of the Corporation must be passed by at least 50% of the votes cast in person or by proxy at the meeting.

Shareholder Proposals for Next Year’s Annual Meeting

The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is December 4, 2003.

Other Business

Management of the Corporation is not aware of any other matters which are to be presented at the meeting. However, if any matters other than those referred to herein should be presented at the meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in their discretion and in accordance with their best judgment.

Compensation of Directors

Effective in 2003, directors of the Corporation who are not officers or employees of the Corporation or any of its subsidiaries receive remuneration for their services in the form of a retainer of $25,000 per year plus a fee of $1,000 for each board or committee meeting attended. The chair of the audit committee also receives a further retainer of $4,000 per year for services in that capacity. In addition, non-management directors joining the board in or after 2002 are granted a restricted stock grant (or equivalent) of approximately $500,000 of subordinate voting shares of the Corporation, vesting as to 10% a year commencing one year after the grant. Additional amounts may be paid for special assignments. In 2002, when the compensation of directors was substantially lower, directors received an aggregate of $41,000 pursuant to the arrangements then in effect. Non-management directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings or in otherwise being engaged on the Corporation’s business.

Directors’ and Officers’ Insurance

The Corporation purchases and maintains Directors’ and Officers’ Liability Insurance for the directors and officers of the Corporation and certain of its subsidiaries. This insurance forms part of a blended insurance program which provides a three year combined aggregate limit of liability of US$250 million, which may be reinstated a single time upon payment of additional premium, with a deductible to the Corporation of US$1 million per loss under the Directors’ and Officers’ Liability Insurance. The approximate annual premium for the Directors’ and Officers’ Liability Insurance is US$490,000. The terms and price on and at which this insurance program will be renewed later in 2003 are not yet negotiated.

Indebtedness of Directors, Executive Officers and Senior Officers

The Corporation maintains a share purchase plan whereby the directors could, until July 30, 2002 when U.S. legislation applicable to the Corporation prohibited the making of any further loans under the Plan, from time to time grant to designated employees, officers and directors of the Corporation or any subsidiary a loan (which may be interest free) repayable after a specified period (which often relates to when the recipient leaves the employment of the Corporation or a subsidiary, or when the recipient dies) to purchase subordinate voting shares of the Corporation. A loan made to any individual was on a one-time or infrequent basis, and the shares purchased with the loan are expected to be held, not traded. All loans made under the Plan have been for the purchase of outstanding shares, so that they involve no unissued treasury stock and consequently no dilution. Until repayment, the shares are held by a trustee subject to the terms of the Plan. Of the $19.9 million of loans made under the Plan, $12.1 million have been refinanced by the borrowers with a Canadian chartered bank (the current aggregate value of the shares securing these refinanced loans is approximately $18 million). The Corporation pays the prime plus one-half percent per annum interest on these refinanced loans on behalf of the borrowers and may under certain circumstances be obligated to purchase these loans from the bank.

Table of Indebtedness of Directors, Executive Officers and

Senior Officers under Securities Purchase Programs
(being only the above-described share purchase arrangements)

			Financially
			assisted
			securities
	Largest amount		purchases
	outstanding	Amount	during fiscal
Name and principal	during fiscal	outstanding	year ended	Security for
position	year ended	as at	Dec. 31, 2002	indebtedness
with the Corporation	Dec. 31, 2002	March 3, 2003	(1)	(1)
Trevor J. Ambridge, Vice President and Chief Financial Officer	$ 999,800	$ 999,800	—	3,428

Sammy Y. Chan, Vice President	1,494,555	1,494,555	—	21,500

Francis Chou, Vice President	4,196,002	—	—	—

Jean Cloutier, Vice President and Chief Actuary	775,000	775,000	—	2,750

Bradley P. Martin, Vice President and Corporate Secretary	499,800	499,800	—	1,428

Eric P. Salsberg, Vice President, Corporate Affairs	1,925,000	1,925,000	—	80,000

Ronald Schokking, Vice President, Finance	1,542,750	1,542,750	—	25,000

M. Jane Williamson Vice President	351,500	351,500	1,850	1,850

(1)	In all cases, subordinate voting shares of the Corporation.

Summary Compensation Table

					Long Term
		Annual Compensation			Compensation

				Other Annual	Awards of Options on	All Other
Name and				Compensation	Outstanding Shares	Compensation
principal position	Year	Salary	Bonus	(1)	(2)	(3)
V. Prem Watsa	2002	$600,000	$0	$ 0	0	$13,500
Chairman and	2001	600,000	0	0	0	13,500
Chief Executive	2000	600,000	0	0	0	13,500
Officer

Eric P. Salsberg	2002	450,000	675,000	90,409	0	74,842
Vice President,	2001	400,000	200,000	125,085	0	74,842
Corporate Affairs	2000	400,000	300,000	148,846	0	74,842

Trevor J. Ambridge	2002	400,000	600,000	46,956	3,000	13,500
Vice President and	2001	300,000	150,000	375,366 (4)	0	13,500
Chief Financial	2000	300,000	225,000	192,708 (4)	0	13,500
Officer

Ronald Schokking	2002	300,000	450,000	72,456	0	26,807
Vice President,	2001	200,000	100,000	60,851	0	26,807
Finance	2000	200,000	150,000	46,606	0	26,807

Bradley P. Martin	2002	300,000	450,000	23,473	5,000	13,500
Vice President and	2001	200,000	100,000	32,477	0	13,500
Corporate Secretary	2000	200,000	150,000	38,847	0	13,500

(1)	The value of perquisites of each named executive officer does not exceed the lesser of $50,000 and 10% of total annual salary and bonus. Except as noted below, the amounts quoted in this column represent the taxable benefits on interest or deemed interest on loans with respect to the share purchase plan described above under “Indebtedness of Directors, Executive Officers and Senior Officers”.

(2)	On subordinate voting shares, as described under “Equity Compensation Plan” below.

(3)	The amounts shown are payments in respect of life insurance policies and registered retirement savings plans contributions made in lieu of the establishment of a pension plan.

(4)	Includes reimbursement for the payment of taxes arising from former employment of $310,400 in 2001 and $114,997 in 2000.

Equity Compensation Plan

The Corporation has established an equity compensation plan under which stock-related awards may be made to senior officers of the Corporation and its subsidiaries. An award made to any individual is on a one-time or infrequent basis, and the awards granted are expected to be held, not traded. The awards are made of outstanding subordinate voting shares of the Corporation, so that they involve no unissued treasury stock and consequently no dilution. For U.S. participants, the plan is structured as a restricted share plan, providing grants of outstanding shares which vest at future dates. For participants in Canada, including the named executive officers below, the plan operates as much as possible like a restricted share plan but, in light of differences in applicable tax law, is structured instead to provide awards of options on outstanding shares, with the exercise price of each share being the lower of the market price on the date of grant and on the date of exercise. The option is generally exercisable as to 50% five years from the date of grant and as to the remainder ten years from the date of grant, subject to the grantee remaining an employee of the Corporation or its subsidiaries at the time the option becomes exercisable, and generally expires 15 years from the date of grant. Upon any option exercise the Corporation may provide a bonus equal to the exercise price, but has no obligation to do so. Any option grant is made by an affiliate of the Corporation, which upon any exercise will pay an amount equal to any dividends paid on the shares acquired upon the option exercise during the period from the date of grant to the date of exercise.

Details of the above-described options on outstanding subordinate voting shares granted to executive officers of the Corporation during 2002 are shown in the following table:

		% of Total		Market Value
		Options Granted		of Underlying
	Number of	to Employees		Shares on the
Name	Options Granted	in 2002	Exercise Price	Date of Grant	Expiration Date
Trevor J. Ambridge	3,000	14.0	$165.00	$163.50	April 1, 2017

Bradley P. Martin	4,000	18.7	165.00	163.50	April 1, 2017

Bradley P. Martin	1,000	4.7	118.56	118.49	September 24, 2017

Note: All material terms of the above grants are set out in the commentary preceding the above table.

Executive Compensation

The board acts as the Corporation’s compensation committee. As regards the directors of the Corporation, who are named below, Mr. Watsa is an officer of the Corporation and of its subsidiary Hamblin Watsa Investment Counsel Ltd.

Mr. Watsa proposes to the board the remuneration of other executive officers of the Corporation. Except in the case of Mr. Watsa, as described below, the remuneration of executive officers consists of an annual base salary, an annual bonus (if and to the extent appropriate) and long term participation in the fortunes of the Corporation by the ownership of shares through the equity compensation plan (details of this participation are set out above under “Equity Compensation Plan”) and through the now discontinued share purchase plan (details of this participation are set out above under “Indebtedness of Directors, Executive Officers and Senior Officers”). An award to an individual under the foregoing plans is made on a one-time or infrequent basis, and the award granted is expected to be held, not traded. In his proposals to the board, Mr. Watsa regularly considers subjective factors, including perception of the individual’s performance and profitability of the Corporation.

Since 2000, Mr. Watsa has agreed that his aggregate compensation from the Corporation and Hamblin Watsa will consist solely of an annual salary of $600,000 (and standard benefits provided to the Corporation’s executives generally), with no bonus or other profit participation and no participation in any equity plans (other than the payroll share purchase plan).

Submitted by the Board of Directors

Winslow W. Bennett Anthony F. Griffiths	Robbert Hartog V. Prem Watsa

Performance Graph

The following graph assumes that $100 was invested on December 31, 1997 in subordinate voting shares of the Corporation and in common shares of the TSE 300 (now the S&P/ TSX) Composite Index, the S&P 500 Index and the S&P Property-Casualty Insurance Index, respectively.

                 Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

Statement of Corporate Governance Practices

Fairfax has, since current management acquired control in 1985, clearly stated the following principles with respect to its structure, objectives and manner of operating:

–	The Corporation’s focus is on earning a superior return on shareholders’ equity over the long term, at the expense of short term profits if necessary, so as to achieve long term growth in book value per share. This can only be achieved if Fairfax and its subsidiaries are operated for the long term benefit of customers, employees and shareholders.

–	The Corporation should always be soundly financed.

–	The Corporation is decentralized and operating subsidiaries are run by their management except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Coupled with this decentralization is complete and open communication between Fairfax and the subsidiaries.

–	As Fairfax itself is not an operating company, the number of its employees will remain very small.

–	Honesty, integrity and good faith are essential in all of Fairfax’s relationships and dealings. Internally, the hallmark of Fairfax’s people is that they are non-political team players.

–	While being entrepreneurial in pursuing opportunities, Fairfax emphasizes downside protection and the minimization of the risk of capital loss: the Corporation will not be jeopardized by any one project.

–	Annual disclosure to the shareholders will be complete, detailed, straightforward and balanced. Beyond this and all requisite disclosure, comment to the media is rarely necessary and other publicity is not constructive: Fairfax believes that results ultimately prevail. Fairfax has recently determined, however, in fairness to its shareholders and investors, that after each release of quarterly or annual financial results, it will hold a conference call to discuss those results.

It is the mandate of Fairfax, its management (including its chief executive officer) and its directors to pursue the application of these principles. In considering the characteristics of directors who will be proposed to constitute the board, the board and Fairfax’s controlling shareholder, Prem Watsa, have considered it important that the number of directors be kept reasonably small, preferably between four and seven (currently four are nominated), that the number of management directors (other than the chief executive officer) be kept to a minimum (currently none besides the CEO) and that to the greatest extent possible non-management directors should be independent and have or represent a meaningful shareholding in Fairfax (currently all three of the nominated non-management directors so qualify) but otherwise (other than as an insured under an insurance policy issued in the ordinary course) should have no business or other relationships with Fairfax, its subsidiaries or its controlling shareholder (currently all three of the non-management directors so qualify).

Given the small numbers of directors and management, two further matters considered important by Fairfax are that the organization of the board remain simple (without special mandates and without committees or other structures beyond the board, other than as required by law or by exceptional circumstances) and that the directors have free access to management of Fairfax for information or discussion. The ability of each director to communicate freely with any member of management is a key component of Fairfax’s belief that it has created corporate governance practices which are effective and responsible in its circumstances, even though they do not adopt all of the elements proposed by stock exchange or other guidelines.

Management regularly communicates with the individual board members between meetings and consults in advance with the individual board members about proposed corporate actions or questions involving the affairs of the Corporation. Individual board members freely communicate with each other and with members of management between meetings on any corporate question or matter which they wish to discuss. This is facilitated by the very small number, absence of hierarchical structure and communal knowledge and involvement in decision-making of Fairfax management.

As noted above, Mr. Watsa has a fixed salary with no bonus or other profit participation and no grant of stock incentives. Any stock incentive granted to other management is regarded as long term: such grants are made infrequently, are not intended to be replaced and are expected to be held, not traded. This is consistent with the Corporation’s policy to focus on the long term and not to provide financial forecasts or earnings guidance.

All of the factors described above result in a governance system which the Corporation believes, in the Corporation’s particular and reasonably unique circumstances, provides effective governance, establishes a constructive relationship among the directors and between the directors and management and best enhances the interests of Fairfax and its shareholders. This system is consistent with the following guidelines for effective corporate governance published by the Toronto Stock Exchange: with the exception of the CEO, the board consists entirely of unrelated directors; as described above, “unrelated” is understood fully in the sense defined in the guidelines; the board believes its size facilitates effective decision making; as described above, the board has raised the amount and form of its compensation so as to realistically reflect the responsibilities and risk of being an effective director; the audit committee (the board’s only standing committee) is composed entirely of unrelated directors, that committee has direct communication channels for all relevant purposes with the internal and external auditors, that committee has assumed oversight responsibility for management reporting on internal control, that committee believes that all of its members are financially literate (as defined in connection with proposed amendments to the guidelines) and that at least one of its members has accounting or related financial expertise (as similarly defined), and that committee intends this year to develop and adopt a charter which sets out the roles and responsibilities of the audit committee; the board has expressly assumed responsibility for the Corporation’s approach to governance issues; and the board has expressly recognized the ability of an individual director to engage an outside adviser at the Corporation’s expense in any circumstance where an individual director proposes to do so and the remainder of the board has approved that proposal.

As described above, the board’s small size is effectively the size of a committee; freedom of communication between individual directors and between any director and any member of management, without formality, exists and is regularly exercised; and Mr. Watsa has since 1985 been the Chairman and CEO of the Corporation, its controlling shareholder, and the individual recognized as managing its operations and embodying and maintaining its guiding principles. Also as described above, it is the mandate of the directors to pursue the application of the principles enumerated above at the beginning of this Statement of Corporate Governance Practices. One or more of these factors constitutes the reason, both conceptually and practically, why the Corporation’s system of governance, which the company will review over the next year as the currently unsettled corporate governance guidelines and rules of various stock exchanges and other regulators are finalized and brought into force, remains at this time different from the remaining Toronto Stock Exchange guidelines, which propose that the board should explicitly assume responsibility for the stewardship of the Corporation, including for certain specific matters; the board should appoint a committee for nominating directors and assessing on an ongoing basis the effectiveness of individual directors, the board and its committees (in fact the board as a whole does this on an ongoing, informal basis); the Corporation should provide an orientation and education program for new directors; the board should develop position descriptions for itself and the CEO, should establish corporate objectives for the CEO to meet and should assess the CEO against these objectives (in fact the board on an ongoing, informal basis monitors its and the CEO’s application of the principles enumerated above at the beginning of this Statement of Corporate Governance Practices, including the focus on earning a superior return on shareholders’ equity over the long term); and the board, in order to function independently of management, should establish a structure such as having a Chairman who is not the CEO or assigning the responsibility for ensuring this independent functioning to an outside “lead director”.

Solicitation of Proxies

The enclosed proxy is solicited by the management of the Corporation for use at the Annual Meeting of Shareholders to be held on April 14, 2003 and at any adjournment thereof.

The cost of soliciting proxies will be borne by the Corporation. The Corporation will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain officers and employees of the Corporation may solicit proxies personally or by a means of telecommunication. These persons will receive no compensation therefor beyond their regular salaries.

The information contained in this management proxy circular is given as at March 3, 2003, except where otherwise noted.

Provisions Relating to Proxies

All properly executed proxies delivered to the Corporation’s transfer agent, CIBC Mellon Trust Company, at Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Canada M5A 4K9 or via fax to (416) 368-2502, before 12:00 noon (Toronto time) on April 11, 2003, or to the chairman or secretary of the meeting for which the proxy is given before the time of voting, will be voted or withheld from voting, as appropriate, at the meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the direction given. In the absence of such direction, such proxies will be voted for the election of directors and appointment of auditors as described above.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this circular, management of the Corporation knows of no such amendments, variations or other matters.

The persons named in the enclosed proxy are directors or officers of the Corporation. A shareholder who wishes to appoint some other person to represent such shareholder at the meeting may do so either by inserting such other person’s name in the blank space provided in the enclosed proxy or by completing another form of proxy. Such other person need not be a shareholder of the Corporation.

Under governing law, only registered holders of subordinate voting and multiple voting shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, subordinate voting shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited or Depository Trust Company).

In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this management proxy circular, the form of proxy and the 2002 annual report (which includes management’s discussion and analysis) (collectively, the “meeting materials”) to the depositories and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:

A.	be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

B.	more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

Any shareholder who has given a proxy may revoke the proxy by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the meeting on the day of the meeting or any adjournment thereof.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Approval

The contents of this Management Proxy Circular and the sending thereof to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

By Order of the Board,

Dated March 3, 2003	Bradley P. Martin
Vice President and
Corporate Secretary

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7